Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 15 DATED DECEMBER 16, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we,” “our,” “us” or the “Company”), dated August 30, 2018, as filed by us with the Securities and Exchange Commission on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update our questions and answers about this offering;
●	Update our plan of distribution; and
●	Update our how to subscribe.

Questions and Answers About This Offering

The section of the Offering Circular captioned “Questions and Answers About This Offering – Q: Who can buy shares?” is hereby superseded and replaced with the following:

Q: Who can buy shares?

A: Generally, you may purchase shares of our common stock if you are a “qualified purchaser” (as defined in Regulation A). “Qualified purchasers” include:

●	“accredited investors” as defined under Rule 501(a) of Regulation D; and
●	all other investors so long as their investment in our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. See “State Law Exemption and Purchase Restrictions” above for more information. Election to participate in our automatic investment program is available to existing investors. See “Plan of Distribution” for more information on our automatic investment program.

Plan of Distribution

The following information supplements the section of the Offering Circular captioned “Plan of Distribution”:

Existing Investors who desire to purchase additional shares in this offering at regular intervals may be able to do so by electing to participate in the automatic investment program by completing an enrollment form on the Realty Mogul Platform at www.realtymogul.com. The minimum periodic investment is $250 per month. If you elect to participate in both the automatic investment program and our distribution reinvestment plan, distributions earned from shares purchased pursuant to the automatic investment program will automatically be reinvested pursuant to our distribution reinvestment plan. For a discussion of our distribution reinvestment plan, see Description of Our Common Stock — Distribution Reinvestment Plan and Exhibit 4.2.

You may terminate your participation in the automatic investment program at any time by providing us with notice at www.realtymogul.com. If you elect to participate in the automatic investment program, you must agree that if at any time you fail to meet the applicable qualified purchaser limits or cannot make the other investor representations or warranties set forth in the then current offering circular or in the subscription agreement, you will promptly notify us of that fact and your participation in the plan will terminate. See State Law Exemption and Purchase Restrictions immediately following the Table of Contents.

How to Subscribe

The following information supplements the section of the Offering Circular captioned “How to Subscribe – Subscription Procedures”:

In addition, if we accept a subscription and it is subsequently discovered that any information in such subscription document is inaccurate or incomplete, we reserve the right to repurchase such investor’s shares at a price equal to the most recently announced NAV per share of our common stock.